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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                Schedule 13E-3
                        Rule 13e-3 Transaction Statement
          Under Section 13(e)(3) of the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                  AMTRAN, INC.
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                              (Name of the Issuer)

                                  AMTRAN, INC.
                            INDUS ACQUISITION COMPANY
                               J. GEORGE MIKELSONS
                                  JOHN P. TAGUE
                                KENNETH K. WOLFF
                                JAMES W. HLAVACEK

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                       (Names of Persons Filing Statement)


                Common Stock, without par value, of Amtran, Inc.
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                         (Title of Class of Securities)


                                    03234G106
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                      (CUSIP Number of Class of Securities)

        J. George Mikelsons                          Brian T. Hunt, Esq.
      INDUS Acquisition Company                         Amtran, Inc.
     7337 West Washington Street                7337 West Washington Street
       Indianapolis, IN 46251                      Indianapolis, IN 46251
           (317) 247-4000                              (317) 247-4000


          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                   Copies to:

      William P. Rogers, Esq.                  Benjamin F. Stapleton, Esq.
         Ronald Cami, Esq.                       John Evangelakos, Esq.
     Cravath, Swaine & Moore                       Sullivan & Cromwell
          Worldwide Plaza                            125 Broad Street
         825 Eighth Avenue                      New York, New York 10004
     New York, New York 10019                        (212) 558-4000
          (212) 474-1000

This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c))
 under the Securities Exchange Act of 1934 ("the Act").

 b. [ ] The filing of a registration statement under the Securities Act of 1933.
 c. [ ] A tender offer.
 d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ].

Check the following box if the filing is a final amendment reporting results of the transaction: [X].


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        Transaction Valuation*                    Amount of Filing Fee
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            $82,287,992                                $16,458


* For purposes of calculating the filing fee only. Calculated in accordance with Exchange Act Rule 0-11 assuming (a) the conversion of 3,191,665 shares of common stock, without par value, of Amtran, Inc. ("Amtran") into the right to receive $23 per share in cash, (b) the payment of $6,678,022 to holders of options to purchase shares of common stock which are being cashed out and (c) the delivery of an unsecured note in aggregate principal amount of $2,201,675 in payment for shares of Series B preferred stock, without par value, of Amtran (assuming the repurchase of 5% of such shares).



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[X]   Check the box if any part of the fee is offset as provided by ss.
      240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:    $16,458         Filing Party:  Amtran, Inc.
       Form or Registration No.:  Schedule 14A    Date Filed:    June 29, 2001

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          This Amendment No. 5 (this "Amendment") is being filed by
(1) Amtran, Inc., an Indiana corporation ("Amtran") and issuer of shares of the common stock, without par value ("Common Stock"), which are the subject of the Rule 13e-3 transaction, (2) J. George Mikelsons, Chairman of Amtran ("JGM"),
(3) INDUS Acquisition Company, an Indiana corporation newly organized by JGM ("INDUS"), and (4) John P. Tague, Chief Executive Officer of Amtran, Kenneth K. Wolff, Executive Vice President and Chief Financial Officer of Amtran, and James W. Hlavacek, Executive Vice President and Chief Operating Officer of Amtran, and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as so amended, the "Transaction Statement") filed by Amtran, JGM and INDUS on June 29, 2001 and subsequently amended on August 3, 2001, August 20, 2001, September 4, 2001 and September 7, 2001.

          Amtran also previously filed with the Securities and Exchange Commission ("SEC") a Definitive Proxy Statement (the "Definitive Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended. A copy of the Definitive Proxy Statement is incorporated by reference herein to Exhibit (a)(3)(A) of Amendment No. 4 to the Transaction Statement filed with the SEC by Amtran, JGM, INDUS, John P. Tague, Kenneth K. Wolff and James W. Hlavacek on September 7, 2001.

ITEM 15.  ADDITIONAL INFORMATION

          The information provided in the Definitive Proxy Statement in response to Item 15 is hereby supplemented by the following:

          On October 4, 2001, Amtran announced that it had entered into a Termination Agreement dated as of October 4, 2001 (the "Termination Agreement") with INDUS, which terminated the Agreement and Plan of Merger dated as of June 18, 2001 between INDUS and Amtran. Copies of the Termination Agreement and press release announcing the execution of the Termination Agreement are attached hereto as Exhibits (d)(5) and (d)(6), respectively, and incorporated by reference in the Transaction Statement.

ITEM 16.  EXHIBITS

          Item 16 is amended by adding the following:

          (d)(5) Termination Agreement dated as of October 4, 2001, between INDUS Acquisition Company and Amtran, Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the SEC by Amtran on October 4, 2001).

          (d)(6) Press Release issued by Amtran October 4, 2001 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed with the SEC by Amtran on October 4, 2001).

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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 12, 2001


                                       AMTRAN, INC,

                                       by   /s/ Kenneth K. Wolff
                                          -------------------------------
                                          Name:  Kenneth K. Wolff
                                          Title: Executive Vice President & CFO



                                       INDUS ACQUISITION COMPANY,

                                       by   /s/ J. George Mikelsons
                                          -------------------------------
                                          Name:  J. George Mikelsons
                                          Title: Chairman and President


                                            /s/ J. George Mikelsons
                                          -------------------------------
                                                J. George Mikelsons


                                            /s/ John P. Tague
                                          -------------------------------
                                                John P. Tague


                                            /s/ James W. Hlavacek
                                          -------------------------------
                                                James W. Hlavacek


                                            /s/ Kenneth K. Wolff
                                          -------------------------------
                                                Kenneth K. Wolff


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                                  EXHIBIT INDEX

Exhibit No.    Description
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(d)(5)         Termination Agreement dated as of October 4, 2001,
               between INDUS Acquisition Company and Amtran, Inc.
               (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the SEC by Amtran on October 4, 2001).

(d)(6)         Press Release issued by Amtran October 4, 2001
               (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed with the SEC by Amtran on October 4, 2001).